MOUNT KELLETT SENDS LETTER AND MAILS PROXY CIRCULAR TO BAJA SHAREHOLDERS

Highlights Numerous Corporate Governance Deficiencies And John Greenslade's Web Of Self-Dealing

Urges Shareholders To Vote BLUE Proxy FOR Both Independent Shareholder Nominees

Vancouver, British Columbia, February 23, 2012 – Mount Kellett Capital Management LP ("Mount Kellett"), the largest shareholder of Baja Mining Corp. (TSX:BAJ) (OTCQX: BAJFF) ("Baja" or the "Company"), today sent a letter and mailed its Proxy Circular to Baja shareholders urging them to vote for two new independent shareholder nominees at the Special Meeting of Shareholders to be held on April 3, 2012. For more information on how to vote, as well as access to other important materials, please visit www.ShareholdersForBaja.com.

In the Proxy Circular, Mount Kellett highlights an ongoing pattern of poor corporate governance and self-dealing at Baja, much of it stemming from the conduct of its own chief executive officer, Mr. John Greenslade. Mount Kellett requisitioned the Special Meeting of Shareholders and is urging shareholders to take immediate action and vote for two independent and highly qualified director nominees – Mr. Stephen Lehner and Mr. Lorie Waisberg. Once elected, Mr. Lehner and Mr. Waisberg will comprise a minority of the Baja board and will work with the other directors to enhance and maintain corporate governance and management oversight.

Mount Kellett Chief Operating Officer Jonathan Fiorello said, "Mount Kellett is a strong believer in the potential of the Boleo project, Baja's high-grade, long-life copper asset. We requisitioned a special meeting of Baja shareholders because we have significant and well-founded concerns that the current board and management have become distracted with their own personal agendas and enrichment.

"We are particularly concerned that, at the cusp of bringing the Boleo project online, Baja management intends to pursue a related party transaction with a high-risk early stage copper company, Catalyst Copper Corp. Catalyst's principal attraction seems to be its connection with select members of Baja's management and board, who own a combined 6 percent of Catalyst – far more than they own of Baja itself.

"It is necessary for shareholders to act now to protect their interests in Baja and the Boleo project. We are confident that the election of our two experienced and independent director nominees will secure the necessary oversight to protect shareholder value and stop the pattern of poor governance and self-dealing at Baja."

Mount Kellett encourages shareholders to carefully review its Letter to Baja Shareholders (included below) and the Proxy Circular and vote only their **BLUE** proxy in advance of the proxy voting deadline of March 30, 2012 at 7:00 am (Vancouver Time).

Voting Instructions: If you have any questions and/or need assistance in voting your shares, please call Kingsdale Shareholder Services at 1-888-518-1562 or 1-416-867-2272 (collect calls accepted).

Mount Kellett recommends that shareholders send a message to the Board by voting only the **BLUE** proxy:

- "**FOR**" the resolution to remove Giles Baynham and Gerald Prosalendis as directors of Baja;
- "**FOR**" the resolution to increase the size of the board to 9, making room for 2 new independent shareholder nominees to join the board
- "**FOR**" the election of Stephen Lehner and Lorie Waisberg as new independent directors of Baja to increase governance and oversight on behalf of all shareholders; and
- "**FOR**" the stock option plan amendment resolution to make the Baja stock option plan compliant with recognized governance standards

In order to make their voices heard, shareholders are urged to vote the **BLUE** proxy well in advance of the proxy voting deadline of March 30, 2012 at 7:00 am (Vancouver Time).

The full text of the letter follows:

February 22, 2012

Dear Fellow Shareholders:

Like you, Mount Kellett Capital Management LP ("Mount Kellett") is a strong believer in the potential of Baja Mining Corp. ("Baja") and the Boleo project, the company's large, high-grade, long-life copper deposit located in Baja California Sur, Mexico. This primary copper asset represents significant potential value for all shareholders that support its development and growth. That is why we have invested more than $80,000,000 in Baja.

The Success Of Baja's Boleo Project Should Be The Primary Focus

We have asked for a shareholders' meeting and are seeking your support because we have significant and well-founded concerns that the board and management have become distracted with their own personal agendas and enrichment. They do so at a time when they should maintain discipline and focus on the development and growth of the Boleo project so that its full value can be realized.

We are particularly concerned that, at the cusp of bringing the Boleo project online, Baja management intends to pursue a related party transaction with a high-risk early stage copper company, Catalyst Copper Corp. ("Catalyst"), which is listed on the TSX Venture Exchange. Catalyst has optioned a speculative exploration asset in Mexico that will likely cost hundreds of millions of dollars to bring online. In fact, we understand that Baja management has already sought approval to invest Baja's money in this unproven enterprise – at a time when Baja itself is not yet generating revenue.

Catalyst's principal attraction seems to be its connection with select members of Baja's management and board, who own a combined 6 percent of Catalyst – far more than they own of Baja itself. Baja CEO, Mr. John Greenslade, is also the CEO of Catalyst and a major shareholder and director in the company – with compensation of $300,000 in 2011 paid by Catalyst and a minimum $360,000 golden parachute. Mr. Greenslade became CEO of Catalyst over the strong objections of some of the prior members of Baja's board who were subsequently not nominated for re-election at the 2011 Annual General Meeting.

Shareholders Could Be Irreparably Harmed By Mr. Greenslade's High-Risk Plans

Mr. Greenslade has stated that he wants Baja to pursue a transaction with Catalyst. Such a course of action poses significant risk to Baja's value and is rife with conflicts of interest. Not only does Mr. Greenslade own over 10,000,000 shares of Catalyst, which is more than he owns of Baja, but his daughter Ms. Denby Greenslade (who is the interim CFO and Corporate Secretary of Catalyst) would also stand to profit handsomely if Baja was to acquire Catalyst. Mr. Gerald Prosalendis, a director at both Baja and Catalyst, would also receive substantial rewards. Indeed, should Baja acquire Catalyst, which it could do without seeking shareholder approval, current Baja directors and officers would stand to reap millions of dollars in gains.

We believe a transaction with Catalyst, in the absence of independent board oversight, would result in an unfair and unwarranted transfer of Baja's value to Catalyst insiders – who also happen to be Baja insiders – and substantially increase Baja's risk profile. The only low-risk aspect of such a transaction is the significant financial reward that Mr. Greenslade and his family and friends would receive from any such deal.

Two new independent directors who have an "owner driven mindset" are urgently needed to ensure that any transaction brought by management or an outside party is assessed solely on its potential to create compelling and confirmed value for all Baja shareholders and not just for its insiders.

The Baja Board Is Beholden To Mr. Greenslade

Our concerns regarding Catalyst are compounded by an ongoing pattern of poor governance and self-dealing at Baja, much of which stems from the conduct of its own CEO. Mr. Greenslade seems to have unchecked influence over the current board because, we suspect, either they are his long-time allies and are deeply entrenched to his agenda, or because they are fearful to oppose him.

Consider the following:

- **Interlocking and Handpicked Directors** - In May 2011, two long-time directors of Baja were not nominated for re-election after, we understand, they objected to Mr. Greenslade assuming the role of President, CEO and Director of Catalyst. The objections of these directors are understandable because Catalyst is a competitor and Baja requires and deserves full-time management. The directors who challenged Mr. Greenslade's behaviour were replaced by Mr. François Marland and Mr. Prosalendis, who are interlocking directors with Mr. Greenslade at Yukon-Nevada Gold Corp. and Catalyst, respectively. In addition, another director handpicked by Mr. Greenslade was appointed to the board, Mr. Giles Baynham. As we describe in detail in the Proxy Circular, they have all demonstrated a pattern of looking out for each other's interests.

- **Stock Options for Loyalty** - After Messrs. Prosalendis, Marland and Baynham joined the board, they were promptly appointed as the only 3 members of the Baja Compensation Committee, which sets Mr. Greenslade's compensation. At the first board meeting, just hours after the 2011 Annual General Meeting at which shareholders approved a stock option plan that was promoted by Mr. Greenslade as being essential to hire senior management candidates and key personnel, Messrs. Prosalendis, Marland and Baynham were awarded 2,250,000 options in the aggregate. The awards to Messrs. Prosalendis, Marland and Baynham are grossly disproportionate to what independent directors would customarily receive and were certainly not awarded on merit as they had yet to make any discernable contribution to the company's success. Fully 43% of the options then available for grant under the stock option plan went to Mr. Greenslade and his friends on the board, with only 27% of those available going to the actual operating management of Baja.

- **Disregard of Baja Corporate Charter** - During the same month, Mr. Greenslade was named chairman of Baja in breach of the company's own board charter, which clearly states:

  > *"[i]n order to carry out its fiduciary duty, as well as its duty of care and loyalty to the Company and its shareholders, the members of the Board will…annually appoint an independent director as Chair of the Board."*

  In addition, we believe that Mr. Greenslade used the support of his newly enriched friends to orchestrate a separation of the nominating and governance committees. He was then appointed to the Nominating Committee, which chooses directors to serve on the board, further cementing his control over Baja. These actions were a breach of the most basic of governance principles.

- **Conflicted, Under-qualified and Overpaid Corporate Secretary** - Ms. Kendra Low, one of Mr. Greenslade's daughters, is Baja's Corporate Secretary. Ms. Low has been unduly enriched by her father and the board. In 2010, Ms. Low received the extraordinary compensation package of $725,000, and in 2011 was awarded an $800,000 golden parachute – making her one of the highest paid corporate secretaries in Canada. She now has received options for a total of at least 1,300,000 Baja common shares. Of course, her father's majority-controlled Compensation Committee, who Mr. Greenslade helped enrich through stock options, enhanced Ms. Low's compensation package. Ms. Low continues in her position as Corporate Secretary of Baja, notwithstanding the recent approval of an anti-nepotism policy by the board after Mount Kellett first raised the issue.

- **Expanding Golden Parachutes** - The board continues to rubber-stamp Mr. Greenslade's enrichment schemes. Mr. Greenslade's golden parachute was recently expanded by $680,000 to $1,980,000. His daughter also recently received a 21% increase in her salary and target bonus and a 42% increase in her golden parachute.

These examples clearly show governance failures and Mr. Greenslade's extraordinary influence over Baja's board – to the point where, instead of the chief executive reporting to the directors, as is normal practice, the board in effect reports to Mr. Greenslade. We believe that under Mr. Greenslade's command, the board is turning a blind eye to self-dealing, condoning nepotism, and failing in its fiduciary obligation to all shareholders.

The Board Fails To Understand That There Is A Problem

Case in point is the feeble reaction of the board to our requisition for a special meeting of shareholders to elect two new independent directors. In December 2011, we filed a requisition seeking an expansion of the board, a cap on stock options and several non-binding ordinary resolutions dealing with conflicts of interest and improved independence practices, all to address readily apparent corporate governance failings.

Baja's response was to publicly announce the adoption of select policies to address some of the transgressions we brought to the spotlight. However, this is the same board that condoned breaches of its own corporate charter and **allowed brand new directors to enrich themselves with huge option grants**. We reject the board of Baja's announced governance initiatives as wholly inadequate to prevent the continuation of the self-dealing, lack of independence and poor oversight of the board. **What shareholders need and deserve are independent directors who will make sure that the board functions as a proper steward on behalf of all shareholders.**

Shareholders Need To Take Action To Protect Their Investment

The need for action is increasingly urgent. We believe that the market value of the company does not reflect the substantial value of the Boleo project. Failing to place truly independent, determined individuals on the board could seriously jeopardize the project's potential benefit to shareholders.

We propose the election of Mr. Stephen Lehner and Mr. Lorie Waisberg, who will represent a small minority of the board, to help ensure that the company is run for the good of all shareholders and not for the private benefit of the CEO, his family and handpicked directors. Messrs. Lehner and Waisberg, acting as true fiduciaries for the company and not as pawns in what has effectively become Mr. Greenslade's family office, will be in a position to bring transparency, honesty, and ethics to all aspects of Baja's business. Once elected, Mr. Lehner and Mr. Waisberg will work with the other directors to enhance and maintain corporate governance and management oversight. They will work for all shareholders, large and small.

Mount Kellett Is NOT Pursuing A Takeover Of Baja

As we publicly stated in our press release of February 13, 2012, Mount Kellett is not interested in pursuing a takeover of Baja. We have become a significant minority investor because of our fundamental belief in the value of the Boleo project. We have twice proposed to enter into standstill agreements, most recently in January 2012, in exchange for appropriate governance changes at Baja, but have not once received interest from the company. In fact, if Mr. Greenslade had concerns about Mount Kellett's intentions, it is surprising that neither he nor the board requested a standstill agreement as part of the public proposal disclosed by Baja on January 12, 2012.

Baja's baseless smokescreen and fear mongering that Mount Kellett is intending a creeping takeover is meant to distract shareholders from the key issue: Baja's board has proven itself incapable of providing good corporate governance or oversight of management. The board has rejected true independent oversight and has unfairly mischaracterized Mount Kellett's good faith actions to protect value for all shareholders.

Elect Two New Independent Directors Committed To Acting In Your Interest

We view Mr. Greenslade's desire to have Baja pursue a transaction with Catalyst as extremely risky, particularly without appropriate oversight by truly independent directors. It is now up to all shareholders to protect their investment in Baja by electing two new independent directors whose primary agenda will be to help the company realize the full potential of the Boleo project and to work with the board to reset, and then maintain, the company's governance practices.

For more information please visit www.ShareholdersForBaja.com.

We look forward to your support.

PLEASE VOTE YOUR BLUE PROXY IN SUPPORT OF THE SHAREHOLDER NOMINEES.

Sincerely,

Jonathan Fiorello
Chief Operating Officer
Mount Kellett Capital Management LP

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai. The firm currently has in excess of $6 billion in assets under management.

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